EXECUTION VERSION

WAIVER AND AMENDMENT TO EQUITY PURCHASE AGREEMENT
This WAIVER AND AMENDMENT TO EQUITY PURCHASE AGREEMENT (this “Amendment”) is made as of January 31, 2019 by and among HollyFrontier LSP Holdings LLC, a Delaware limited liability company (the “Purchaser”), Sonneborn Holdings L.P., an exempted limited partnership registered in the Cayman Islands (the “Cayman Seller”), acting by its general partner, Sonneborn Holdings GP, Ltd. (the “Seller GP”), Sonneborn Co-Op LLC, a Delaware limited liability company (the “US Seller”, and together with the Cayman Seller, the “Sellers”), Sonneborn Coöperatief U.A., a cooperative with excluded liability (coöperatie met uitgesloten aansprakelijheid) (the “Dutch Parent Company”), and Sonneborn US Holdings Inc., a Delaware corporation (the “US Parent Company”). Capitalized terms used in this Amendment without definition have the respective meanings given to them in the Purchase Agreement (as defined below).
WHEREAS, the Purchaser, the Cayman Seller, the Seller GP, the US Seller, the Dutch Parent Company and the US Parent Company (each a “Party”, and collectively, the “Parties”) entered into that certain Equity Purchase Agreement, dated as of November 12, 2018 (the “Purchase Agreement”);
WHEREAS, pursuant to Section 13.2, the Purchase Agreement may not be amended, supplemented or otherwise modified except in a written document signed by the Parties; and
WHEREAS, the Parties desire to amend the Purchase Agreement as set forth herein.
NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree to amend the Purchase Agreement as follows:
Section 1.Waiver of UK Approval.

(a)
Notwithstanding anything in the Purchase Agreement to the contrary, the Parties agree that no Governmental Authorization under the laws of the United Kingdom (the “UK Approval”) shall be sought or required.

(b)	Each Party hereby waives any and all obligations of each other Party to obtain the UK Approval.

(c)	Schedule 8.1(a) is hereby amended to remove the words “United Kingdom.”
Section 2.Waiver of Closing Deliverable. Section 3.2(a)(x) of the Purchase Agreement is hereby replaced in its entirety with the following: “[RESERVED]”.
Section 3.Pre-Closing Restructuring.

(a)
The Parties hereby agree that the Sellers shall not be required to convert the Dutch Parent Company from a cooperative with excluded liability (coöperatie met uitgesloten aansprakelijheid) to a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid).

(b)
Section 7.23(a) of the Purchase Agreement is hereby amended to remove sub-Section (ii), and all references thereto, in its entirety. The Parties hereby agree to the changes to Section 7.23(a) of the Purchase Agreement as shown on Exhibit A hereto.

Section 4.Definition of Cash. The parties agree that any Cash of the Companies pledged as security for letters of credit issued on behalf of the Acquired Companies will be treated as Cash on the balance sheet at Closing, regardless of whether such Cash is held in a bank account of an Acquired Company.
Section 5.Union 401(k) Plan. Section 7.4 of the Purchase Agreement is hereby replaced in its entirety with the following: “[RESERVED]”.
Section 6.Payment of Bonuses. The Purchaser agrees that the Acquired Companies shall pay the incentive bonuses under the Acquired Companies' Management Incentive Program ("MIP") and Sales Incentive Program ("SIP") to the participants in either Company Plan who are employed by the Acquired Companies as of the Closing Date but whose employment with the Acquired Companies is terminated by an Acquired Company without cause prior to the date which payment is required to be made pursuant to the terms of the MIP or SIP.
Section 7.No Other Changes. Except as set forth in this Amendment, the terms and conditions of the Purchase Agreement shall remain in full force and effect.
Section 8.Governing Law. This Amendment will, and all claims or causes of action (whether in contract, in tort, at law or otherwise) that may be based upon, arise out of or relate to this Amendment or the registration, execution or performance of this Amendment be deemed to be made in and in all respects will be interpreted, construed and governed by and enforced in accordance with the law of the State of New York, without regard to the conflicts of law principles thereof including its statutes of limitations.
Section 9.Interpretation. In the event of any discrepancy between the provisions of this Amendment and any provision of the Purchase Agreement, the provisions of this Amendment shall control.
Section 10.Entire Agreement. This Amendment, together with the Purchase Agreement, constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements or representations by or between the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.
Section 11.Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original, and all of which together shall constitute one and the same instrument.
[Signature page follows]

IN WITNESS WHEREOF, the Parties have executed and delivered this Waiver and Amendment to Equity Purchase Agreement as of the date first written above.

HOLLYFRONTIER LSP HOLDINGS LLC By: /s/ Richard L. Voliva III Richard L. Voliva III Executive Vice President and Chief Financial Officer

IN WITNESS WHEREOF, the Parties have executed and delivered this Waiver and Amendment to Equity Purchase Agreement as of the date first written above

SONNEBORN HOLDINGS L.P.

BY: Sonneborn Holdings GP LTD., its General Partner

By: /s/ Joseph P. Huffsmith
   Joseph P. Huffsmith
   Director

SONNEBORN CO-OP LLC

By: /s/ Paul Raymond
   Paul Raymond
   President and Chief Executive Officer

SONNEBORN COÖPERATIEF U.A. By: /s/ Joseph P. Huffsmith Joseph P. Huffsmith Director A By: /s/ Robert Harmzen Robert Harmzen Director B
SONNEBORN US HOLDINGS INC. By: /s/ Paul Raymond Paul Raymond President and Chief Executive Officer

Exhibit A

Changes to Section 7.23(a)

Section 7.23.    Pre-Closing Restructuring.
(a)    The Sellers shall use their commercially reasonable efforts prior to Closing to take, or cause their respective Affiliates to take, such actions as may be necessary or appropriate to timely achieve the Dutch corporate restructuring sufficiently known to the Parties, including ~~(i)~~ a reduction of the capital of Sonneborn Refined Products B.V. with approximately EUR 21 million by means of a distribution to Sonneborn Dutch Holdings B.V. prior to year-end ~~and (ii) conversion of the Dutch Parent Company from a cooperative with excluded liability (coöperatie met uitgesloten aansprakelijheid) to a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid). The obligations of the Sellers to complete the restructuring under sub-Section (ii) of this Section 7.23(a) are conditioned upon the Dutch Parent Company having obtained a ruling from the Dutch Tax authorities that the conversion will not result in a taxable transaction~~. Save for actions that cannot be delayed, prior to effecting the actions contemplated under ~~sub-Sections (i) and (ii) of~~ this Section 7.23(a), the Sellers shall provide the Purchaser with copies of any draft agreements, resolutions, filings or other material documents relating to actions contemplated under ~~sub-Sections (i) and (ii) of~~ this Section 7.23(a) and shall consider in good faith the views of the Purchaser with respect to such drafts and the restructuring and related actions.